SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SATYAM COMPUTER SERVICES LIMITED

(Name of Subject Company (Issuer))

VENTURBAY CONSULTANTS PRIVATE LIMITED

and

TECH MAHINDRA LIMITED

(Names of Filing Persons (Offeror))

Common Stock, par value Rs. 2.0 per share

(Title of Class of Securities)

CUSIP Number for Equity Shares: Y7530Q141;

CUSIP Number for American Depositary Shares: 804098101

(CUSIP Number of Class of Securities)

Milind Kulkarni

Vice President Finance

Tech Mahindra, Ltd.

Sharada Centre, Off Karve Road

Erandwane

Pune, 411 004, India

+91 20 6601 8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gina K. Gunning, Esq.

Peter E. Izanec, Esq.

Jones Day

901 Lakeside Avenue,

Cleveland, Ohio 44114

216-586-3939

_______________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

On June 5, 2009, Kotak Mahindra Capital Company Limited, on behalf of Venturbay Consultants Private Limited and Tech Mahindra Limited, issued a Corrigendum to the Public Announcement to the Shareholders of Satyam Computer Services Limited (the “Corrigendum”) relating to Venturbay’s plans with respect to its acquisition of a controlling stake in Satyam Computer Services Limited. The Corrigendum stated:

CORRIGENDUM TO THE PUBLIC ANNOUNCEMENT TO

THE SHAREHOLDERS OF

SATYAM COMPUTER SERVICES LIMITED

(Registered Office: 1-8-303/36, Mayfair Centre, 1st Floor, S P Road, Secunderabad – 500 003, India)

This corrigendum to the Public Announcement (“Corrigendum”) is being issued by Kotak Mahindra Capital Company Limited (“Manager to the Offer”) for and on behalf of Venturbay Consultants Private Limited (hereinafter referred to as the “Acquirer”) and Tech Mahindra Limited (hereinafter referred to as person acting in concert (“PAC”)), pursuant to and in compliance with, among others, regulation 10 and regulation 12 read with regulation 29A of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended (“Regulations”).

The Shareholders/beneficial owners of Satyam Computer Services Limited are requested to note the following amendments with respect to and in connection with the Public Announcement dated April 22, 2009 (“PA”):

1.	The last date by which Letter of Offer will be dispatched to the Shareholders has been revised to Tuesday, June 9, 2009 from the earlier scheduled date of Wednesday, June 3, 2009.
2.	Further, the last date for withdrawal by Shareholders has also been revised to Friday, June 26, 2009 from the earlier scheduled date of Saturday, June 27, 2009. Dates for all other activities of the schedule remain unchanged.

For other terms and conditions of the Offer, kindly refer the Letter of Offer.

This announcement should be read in conjunction with the PA. Terms used but not defined in this announcement shall have the same meaning as assigned to them in the PA. The Board of Directors of the Acquirer and the PAC accept full responsibility for the information contained in this announcement. The Acquirer and the PAC shall be jointly and severally responsible for ensuring compliance with the Regulations.

This announcement is expected to be available on the SEBI website at http://www.sebi.gov.in

Issued by the Manager to the Offer for and on behalf of the Acquirer and the PAC

Kotak Mahindra Capital Company Limited

Bakhtawar 3rd Floor, 229 Nariman Point, Mumbai – 400 021

Tel. No.: +91-2266341100, Email: satyam.offer@kotak.com

Contact Person: Chandrakant Bhole

For investor complaints: kmccredressal@kotak.com

Dated: June 5, 2009

Place: Mumbai

Additional Information

In connection with its contemplated open public offer for certain equity shares of Satyam Computer Services, Ltd., Venturbay Consultants Private Limited, a subsidiary of Tech Mahindra Limited, will, directly and/or through an affiliate, file tender offer documentation with regulatory authorities including the Securities and Exchange Board of India and the United States Securities and Exchange Commission (SEC). This contemplated open public offer will be subject to various terms and conditions included in these materials. Investors and Satyam shareholders are strongly encouraged to read these materials once they become available including, for investors in Satyam’s American Depositary Shares, the tender offer statement and related documents filed with the SEC, because they will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov.